ANNUAL GENERAL MEETING OF SHAREHOLDERS

B2GOLD CORP.

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the annual general meeting of shareholders of B2Gold Corp. (the “Company”) held on June 8, 2012 (total shares represented in person or by proxy = 296,138,713 of the 385,917,397 issued and outstanding shares - 76.74% .).

Item 1:             Election of Directors and Approval of Nominees as Directors

By a vote by way of show of hands, the following individuals were elected as directors of the Company to hold office for the ensuing year or until their successors are elected or appointed:

Clive Johnson
Robert Cross
Robert Gayton
John Ivany
Jerry Korpan
Barry Rayment
Bongani Mtshisi

Item 2:             Appointment of Auditors

By a vote by way of show of hands, PricewaterhouseCoopers LLP, Chartered Accountants, were appointed the auditors of the Company to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, at a remuneration to be fixed by the directors of the Company.

DATED at Vancouver, British Columbia this 12th day of June, 2012.

B2GOLD CORP.

“Clive Johnson”

Clive Johnson
President & Chief Executive Officer